NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 20, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on May 9, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Nuveen Quality Preferred Income Fund 3 and Nuveen Quality Preferred Income Fund 2 became effective prior to market open on May 9, 2016. Each Common Share of Nuveen Quality Preferred Income Fund 3 was converted into .97616317 Common Shares of Nuveen Quality Preferred Income Fund 2 (to be renamed Nuveen Preferred Securities Income Fund). Cash will be paid in lieu of issuing fractional shares. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 9, 2016.